FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of October 2025

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Six months ended September 30, 2025.

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference (i) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-283915) of the registrant, originally filed with the SEC on December 19, 2024, as amended by Post-Effective Amendment No. 1 thereto, filed with the SEC on August 29, 2025 and (ii) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-273353) of the registrant and of Nomura America Finance, LLC, filed with the SEC on July 20, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 28, 2025	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Financial Summary for the Six Months Ended September 30, 2025 (U.S. GAAP)

Date:	October 28, 2025
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Nagoya (Overseas) New York, Singapore
Representative:	Kentaro Okuda President and Group CEO, Nomura Holdings, Inc.
For inquiries:	Akihiro Koseki Managing Director, Head of Investor Relations, Nomura Holdings, Inc. Tel: (Country Code 81) 3-5255-1000 URL: https://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)
	(Millions of yen, except per share data)
	For the six months ended September 30
	2024		2025
		% Change from September 30, 2023		% Change from September 30, 2024
Total revenue	2,459,451	29.0%	2,317,801	(5.8%)
Net revenue	937,769	30.9%	1,038,777	10.8%
Income before income taxes	235,941	129.0%	296,927	25.8%
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	167,325	185.7%	196,643	17.5%
Comprehensive income	81,168	(56.6%)	161,423	98.9%
Basic-Net income attributable to NHI shareholders per share (Yen)	56.63		66.54
Diluted-Net income attributable to NHI shareholders per share (Yen)	54.58		64.53
Return on shareholders’ equity - annualized	10.1%		11.3%

Note: Return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	(Millions of yen, except per share data)
	At March 31	At September 30
	2025	2025
Total assets	56,802,170	60,367,700
Total equity	3,580,999	3,608,659
Total NHI shareholders’ equity	3,470,879	3,485,283
Total NHI shareholders’ equity as a percentage of total assets	6.1%	5.8%
Total NHI shareholders’ equity per share (Yen)	1,174.10	1,188.05

2. Cash Dividends

			(Yen amounts)
	For the year ended March 31
	2025	2026	2026 (Plan)
Dividends per share
Dividends record dates
At June 30	—	—	—
At September 30	23.00	27.00	—
At December 31	—	—	—
At March 31	34.00	—	Unconfirmed
For the year	57.00	—	Unconfirmed

Note: The dividends for the fourth quarter of the year ending March 31, 2026, are not presented for the reasons stated in “ 3. Earnings forecasts for the year ending March 31, 2026.”

3. Earnings Forecasts for the year ending March 31, 2026

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

Notes

(1) Significant changes in the scope of consolidation during the period: None

(2) Adoption of the simplified and particular accounting treatments: None

(3) Changes in accounting policies

  a)  Changes in accounting policies due to amendments to the accounting standards: Yes

  b)  Changes in accounting policies due to other than a): None

Note) Please refer to P.12 “2. Semi-annual Consolidated Financial Statements (6) Changes in Accounting Policies” for further details.

(4) Number of shares issued (common stock)

	At March 31	At September 30
	2025	2025
Number of shares outstanding (including treasury stock)	3,163,562,601	3,163,562,601
Number of treasury stock	207,351,636	229,952,160

	For the six months ended September 30
	2024	2025
Average number of shares outstanding (year-to-date)	2,954,723,390	2,955,292,000

*Semi-annual financial results reports are exempt from review conducted by certified public accountants or an audit firm.

Table of Contents for the Accompanying Materials

1. Qualitative Information of the Semi-annual Consolidated Results	P. 2

(1) Consolidated Operating Results	P. 2
(2) Consolidated Financial Position	P. 4
(3) Consolidated Earnings Forecasts	P. 4

2. Semi-annual Consolidated Financial Statements	P. 5

(1) Semi-annual Consolidated Balance Sheets	P. 6
(2) Semi-annual Consolidated Statements of Income	P. 8
(3) Semi-annual Consolidated Statements of Comprehensive Income	P. 9
(4) Note with respect to the Assumption as a Going Concern	P.10
(5) Significant Changes in Equity	P.11
(6) Changes in Accounting Policies	P.12
(7) Segment Information – Operating Segment	P.12

3. Supplementary Information	P.14

(1) Consolidated Statements of Income – Quarterly Comparatives	P.14
(2) Business Segment Information – Quarterly Comparatives	P.15
(3) Other	P.16

1.	Qualitative Information of the Semi-annual Consolidated Results

(1)	Consolidated Operating Results

 U.S. GAAP

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2024 (A)	September 30, 2025 (B)
Net revenue	937.8	1,038.8	10.8
Non-interest expenses	701.8	741.9	5.7

Income (loss) before income taxes	235.9	296.9	25.8
Income tax expense	66.8	93.7	40.2

Net income (loss)	169.1	203.3	20.2

Less: Net income (loss) attributable to noncontrolling interests	1.8	6.6	265.2

Net income (loss) attributable to NHI shareholders	167.3	196.6	17.5

Return on shareholders’ equity - annualized	10.1%	11.3%	—

Note: Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (collectively, “Nomura”) reported net revenue of 1,038.8 billion yen for the six months ended September 30, 2025, an increase of 10.8% from the same period in the prior year. Non-interest expenses increased by 5.7% from the same period in the prior year to 741.9 billion yen. Income before income taxes was 296.9 billion yen and net income attributable to NHI shareholders was 196.6 billion yen for the six months ended September 30, 2025.

 Segment Information

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2024 (A)	September 30, 2025 (B)
Net revenue	939.8	1,037.1	10.4
Non-interest expenses	701.8	741.9	5.7

Income (loss) before income taxes	237.9	295.3	24.1

In the above segment information totals, which exclude a part of unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the six months ended September 30, 2025 was 1,037.1 billion yen, an increase of 10.4% from the same period in the prior year. Non-interest expenses increased by 5.7% from the same period in the prior year to 741.9 billion yen. Income before income taxes increased by 24.1% to 295.3 billion yen for the six months ended September 30, 2025. Please refer to page 12 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

On April 1, 2025, the Banking Division was newly established. As a result, the prior period amounts have been reclassified to conform to the current year presentation.

Operating Results of Wealth Management

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2024 (A)	September 30, 2025 (B)
Net revenue	222.0	222.3	0.1
Non-interest expenses	136.6	138.0	1.0

Income (loss) before income taxes	85.4	84.3	(1.4)

Net revenue increased by 0.1% from the same period in the prior year to 222.3 billion yen. Non-interest expenses increased by 1.0% to 138.0 billion yen. As a result, income before income taxes decreased by 1.4% to 84.3 billion yen.

 Operating Results of Investment Management

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2024 (A)	September 30, 2025 (B)
Net revenue	103.8	111.4	7.4
Non-interest expenses	48.6	59.2	21.6

Income (loss) before income taxes	55.1	52.2	(5.2)

Net revenue increased by 7.4% from the same period in the prior year to 111.4 billion yen. Non-interest expenses increased by 21.6% to 59.2 billion yen. As a result, income before income taxes decreased by 5.2% to 52.2 billion yen. Assets under management were 101.2 trillion yen as of September 30, 2025.

 Operating Results of Wholesale

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2024 (A)	September 30, 2025 (B)
Net revenue	508.2	540.3	6.3
Non-interest expenses	441.8	445.2	0.8

Income (loss) before income taxes	66.4	95.0	43.1

Net revenue increased by 6.3% from the same period in the prior year to 540.3 billion yen. Non-interest expenses increased by 0.8% to 445.2 billion yen. As a result, income before income taxes increased by 43.1% to 95.0 billion yen.

 Operating Results of Banking

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2024 (A)	September 30, 2025 (B)
Net revenue	23.5	25.7	9.5
Non-interest expenses	14.8	18.9	27.4

Income (loss) before income taxes	8.6	6.8	(21.4)

Net revenue increased by 9.5% from the same period in the prior year to 25.7 billion yen. Non-interest expenses increased by 27.4% to 18.9 billion yen. As a result, income before income taxes decreased by 21.4% to 6.8 billion yen.

 Other Operating Results

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2024 (A)	September 30, 2025 (B)
Net revenue	82.3	137.5	67.1
Non-interest expenses	60.0	80.6	34.4

Income (loss) before income taxes	22.3	56.9	155.1

Net revenue was 137.5 billion yen, primarily due to profits related to the sale of land and buildings located in Takanawa 2-chome, Minato-ku, Tokyo, recorded in April 2025. Income before income taxes was 56.9 billion yen.

(2)	Consolidated Financial Position

Total assets as of September 30, 2025 were 60,367.7 billion yen, an increase of 3,565.5 billion yen compared to March 31, 2025, mainly due to the increase in Trading assets. Total liabilities as of September 30, 2025 were 56,759.0 billion yen, an increase of 3,537.9 billion yen compared to March 31, 2025, mainly due to the increase in Trading liabilities. Total equity as of September 30, 2025 was 3,608.7 billion yen, an increase of 27.7 billion yen compared to March 31, 2025.

(3)	Consolidated Earnings Forecasts

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividend forecasts.

2.	Semi-annual Consolidated Financial Statements

The Semi-annual consolidated financial statements herein have been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 23, 2025) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 23, 2025) for the year ended March 31, 2025, with the exception of matters described in (6) Changes in Accounting Policies.

(1) Semi-annual Consolidated Balance Sheets

	Millions of yen
	March 31, 2025	September 30, 2025	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	4,424,462	5,867,361	1,442,899
Time deposits	642,388	567,028	(75,360)
Deposits with stock exchanges and other segregated cash	447,846	397,446	(50,400)

Total cash and cash deposits	5,514,696	6,831,835	1,317,139

Loans and receivables:
Loans receivable	6,025,008	6,432,492	407,484
Receivables from customers	410,722	443,129	32,407
Receivables from other than customers	1,030,023	1,116,072	86,049
Allowance for credit losses	(16,920)	(16,313)	607

Total loans and receivables	7,448,833	7,975,380	526,547

Collateralized agreements:
Securities purchased under agreements to resell	14,004,757	13,400,635	(604,122)
Securities borrowed	4,658,828	4,426,880	(231,948)

Total collateralized agreements	18,663,585	17,827,515	(836,070)

Trading assets and private equity and debt investments:
Trading assets*	22,372,339	24,692,459	2,320,120
Private equity and debt investments*	151,710	182,695	30,985

Total trading assets and private equity and debt investments	22,524,049	24,875,154	2,351,105

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥ 546,117 million as of March 31, 2025 and ¥ 557,108 million as of September 30, 2025)	436,454	442,280	5,826
Non-trading debt securities*	485,290	593,272	107,982
Investments in equity securities*	98,401	106,022	7,621
Investments in and advances to affiliated companies*	506,389	516,777	10,388
Other	1,124,473	1,199,465	74,992

Total other assets	2,651,007	2,857,816	206,809

Total assets	56,802,170	60,367,700	3,565,530

*	Including securities pledged as collateral

Millions of yen
March 31, 2025	September 30, 2025	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	1,117,292	1,221,743	104,451
Payables and deposits:
Payables to customers	1,377,222	2,054,893	677,671
Payables to other than customers	2,766,112	2,763,954	(2,158)
Deposits received at banks	3,105,581	3,288,093	182,512

Total payables and deposits	7,248,915	8,106,940	858,025

Collateralized financing:
Securities sold under agreements to repurchase	16,287,758	15,626,425	(661,333)
Securities loaned	1,964,682	2,192,827	228,145
Other secured borrowings	393,420	368,724	(24,696)

Total collateralized financing	18,645,860	18,187,976	(457,884)

Trading liabilities	11,378,828	13,424,421	2,045,593
Other liabilities	1,456,598	1,410,255	(46,343)
Long-term borrowings	13,373,678	14,407,706	1,034,028

Total liabilities	53,221,171	56,759,041	3,537,870

Equity
NHI shareholders’ equity:
Common stock
Authorized	-	6,000,000,000 shares
Issued	-	3,163,562,601 shares as of March 31, 2025 and
3,163,562,601 shares as of September 30, 2025
Outstanding	-	2,956,210,965 shares as of March 31, 2025 and
2,933,610,441 shares as of September 30, 2025	594,493	594,493	—
Additional paid-in capital	704,877	681,968	(22,909)
Retained earnings	1,867,379	1,975,904	108,525
Accumulated other comprehensive income (loss)	447,808	404,405	(43,403)

Total NHI shareholders’ equity before treasury stock	3,614,557	3,656,770	42,213
Common stock held in treasury, at cost -
207,351,636 shares as of March 31, 2025 and
229,952,160 shares as of September 30, 2025	(143,678)	(171,487)	(27,809)

Total NHI shareholders’ equity	3,470,879	3,485,283	14,404

Noncontrolling interests	110,120	123,376	13,256

Total equity	3,580,999	3,608,659	27,660

Total liabilities and equity	56,802,170	60,367,700	3,565,530

(2) Semi-annual Consolidated Statements of Income

	Millions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2024(A)	September 30, 2025(B)
Revenue:
Commissions	204,113	205,655	0.8
Fees from investment banking	94,586	82,911	(12.3)
Asset management and portfolio service fees	184,181	195,342	6.1
Net gain on trading	279,705	314,183	12.3
Gain on private equity and debt investments	4,751	10,700	125.2
Interest and dividends	1,551,508	1,302,391	(16.1)
Gain (loss) on investments in equity securities	(1,112)	3,988	—
Other	141,719	202,631	43.0

Total revenue	2,459,451	2,317,801	(5.8)
Interest expense	1,521,682	1,279,024	(15.9)

Net revenue	937,769	1,038,777	10.8

Non-interest expenses:
Compensation and benefits	369,181	381,389	3.3
Commissions and floor brokerage	88,954	91,969	3.4
Information processing and communications	112,510	116,366	3.4
Occupancy and related depreciation	34,445	33,248	(3.5)
Business development expenses	12,553	14,264	13.6
Other	84,185	104,614	24.3

Total non-interest expenses	701,828	741,850	5.7

Income before income taxes	235,941	296,927	25.8
Income tax expense	66,802	93,660	40.2

Net income	169,139	203,267	20.2

Less: Net income attributable to noncontrolling interests	1,814	6,624	265.2

Net income attributable to NHI shareholders	167,325	196,643	17.5

Per share of common stock:

	Yen		% Change
Basic-
Net income attributable to NHI shareholders per share	56.63	66.54	17.5

Diluted-
Net income attributable to NHI shareholders per share	54.58	64.53	18.2

(3) Semi-annual Consolidated Statements of Comprehensive Income

	Millions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2024(A)	September 30, 2025(B)
Net income	169,139	203,267	20.2
Other comprehensive income (loss):
Cumulative translation adjustments:
Cumulative translation adjustments	(94,867)	3,618	—
Deferred income taxes	(1,380)	1,689	—

Total	(96,247)	5,307	—

Defined benefit pension plans:
Pension liability adjustment	(1,443)	(4,525)	—
Deferred income taxes	488	(13)	—

Total	(955)	(4,538)	—

Non-trading debt securities:
Net unrealized gain (loss) on non-trading debt securities	(39)	(456)	—
Deferred income taxes	12	143	—

Total	(27)	(313)	—

Own credit adjustments:
Own credit adjustments	13,358	(50,030)	—
Deferred income taxes	(4,100)	7,730	—

Total	9,258	(42,300)	—

Total other comprehensive income (loss)	(87,971)	(41,844)	—

Comprehensive income	81,168	161,423	98.9
Less: Comprehensive income attributable to noncontrolling interests	1,098	8,183	645.3

Comprehensive income attributable to NHI shareholders	80,070	153,240	91.4

(4) Note with respect to the Assumption as a Going Concern

Not applicable.

(5) Significant Changes in Equity

Not applicable. For further details of the changes, please refer below.

Millions of yen
For the six months ended September 30, 2025
Common stock
Balance at beginning of year	594,493

Balance at end of period	594,493

Additional paid-in capital
Balance at beginning of year	704,877
Stock-based compensation awards	(22,894)
Changes in an affiliated company’s interests	(15)

Balance at end of period	681,968

Retained earnings
Balance at beginning of year	1,867,379
Net income attributable to NHI shareholders	196,643
Cash dividends	(79,207)
Loss on disposal of treasury stock	(8,911)

Balance at end of period	1,975,904

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	407,977
Net change during the period	3,748

Balance at end of period	411,725

Defined benefit pension plans
Balance at beginning of year	(7,105)
Pension liability adjustment	(4,538)

Balance at end of period	(11,643)

Non-trading debt securities
Balance at beginning of year	(1,147)
Net unrealized loss on non-trading debt securities	(313)

Balance at end of period	(1,460)

Own credit adjustments
Balance at beginning of year	48,083
Own credit adjustments	(42,300)

Balance at end of period	5,783

Balance at end of period	404,405

Common stock held in treasury
Balance at beginning of year	(143,678)
Repurchases of common stock	(60,008)
Sale of common stock	0
Common stock issued to employees	32,199

Balance at end of period	(171,487)

Total NHI shareholders’ equity

Balance at end of period	3,485,283

Noncontrolling interests
Balance at beginning of year	110,120
Net change during the period	13,256

Balance at end of period	123,376

Total equity

Balance at end of period	3,608,659

(6) Changes in Accounting Policies

Intangibles—Goodwill and Other—Crypto Asset: Accounting for and Disclosure of Crypto Assets

In December 2023, the Financial Accounting Standards Board issued Accounting Standards Updates (“ASU”) No. 2023-08 “Intangibles—Goodwill and Other—Crypto Asset: Accounting for and Disclosure of Crypto Assets” which requires all in-scope crypto assets be subsequently measured at fair value at each reporting period through earnings. The ASU requires presentation of in-scope crypto assets separately from other intangible assets in the balance sheet and any changes from the remeasurement of in-scope crypto assets separately from changes in the carrying amounts of other intangible assets in the income statement. The ASU also introduces new disclosure requirements for in-scope crypto assets applicable to all entities. Nomura has applied this new accounting policy based on a modified retrospective approach from April 1, 2025. These accounting changes have not had a material impact on Nomura’s consolidated financial statements.

(7) Segment Information – Operating Segment

Nomura’s Chief Operating Decision Maker is the Executive Management Board (the “EMB”) which is the management function primarily responsible for assessing performance of and allocating resources to the business segments. The EMB reviews business segment results including Net revenue, Non-interest expenses, and Income before income taxes on a regular basis. The EMB uses these measures along with certain segment-specific Key Performance Indicators (KPIs) and budgets to evaluate segment performance and to make key operating decisions, including resource and capital allocations. Business segments’ information on total assets is not disclosed as EMB does not consider such information for its operating decisions and therefore, it is not reported.

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2024 (A)	September 30, 2025 (B)
Net revenue

Business segment information:
Wealth Management	222,017	222,271	0.1
Investment Management	103,757	111,399	7.4
Wholesale	508,227	540,255	6.3
Banking	23,477	25,696	9.5

Subtotal	857,478	899,621	4.9
Other	82,284	137,526	67.1

Net revenue	939,762	1,037,147	10.4

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(1,993)	1,630	—

Net revenue	937,769	1,038,777	10.8

Non-interest expenses (*1)

Business segment information:
Wealth Management	136,578	137,993	1.0
Investment Management	48,643	59,161	21.6
Wholesale	441,812	445,207	0.8
Banking	14,832	18,902	27.4

Subtotal	641,865	661,263	3.0
Other	59,963	80,587	34.4

Non-interest expenses	701,828	741,850	5.7

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	701,828	741,850	5.7

Income (loss) before income taxes

Business segment information:
Wealth Management	85,439	84,278	(1.4)
Investment Management	55,114	52,238	(5.2)
Wholesale	66,415	95,048	43.1
Banking	8,645	6,794	(21.4)

Subtotal	215,613	238,358	10.5
Other (*2)	22,321	56,939	155.1

Income (loss) before income taxes	237,934	295,297	24.1

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(1,993)	1,630	—

Income (loss) before income taxes	235,941	296,927	25.8

(*1)	Includes primarily personnel expenses, occupancy, technology, and professional fees.
(*2)	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2024 (A)	September 30, 2025 (B)
Net gain (loss) related to economic hedging transactions	(1,027)	901	—
Realized gain (loss) on investments in equity securities held for operating purposes	496	2,214	346.4
Equity in earnings of affiliates	26,351	24,769	(6.0)
Corporate items	187	(26,818)	—
Other	(3,686)	55,873	—

Total	22,321	56,939	155.1

Note) Prior period amounts have been reclassified to conform to the current year presentation.

3. Supplementary Information

(1) Consolidated Statements of Income – Quarterly Comparatives

	Millions of yen						% Change	Millions of yen
	For the three months ended							For the year ended March 31, 2025
	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025(A)	September 30, 2025(B)	(B-A)/(A)
Revenue:
Commissions	102,750	101,363	102,630	100,268	100,606	105,049	4.4	407,011
Fees from investment banking	41,251	53,335	64,375	53,273	38,357	44,554	16.2	212,234
Asset management and portfolio service fees	90,333	93,848	97,209	96,806	92,855	102,487	10.4	378,196
Net gain on trading	131,994	147,711	142,013	158,381	142,239	171,944	20.9	580,099
Gain on private equity and debt investments	3,153	1,598	1,641	1,242	6,330	4,370	(31.0)	7,634
Interest and dividends	788,550	762,958	745,459	630,894	649,561	652,830	0.5	2,927,861
Gain (loss) on investments in equity securities	1,442	(2,554)	1,610	(54)	(377)	4,365	—	444
Other	58,412	83,307	43,001	38,544	127,017	75,614	(40.5)	223,264

Total revenue	1,217,885	1,241,566	1,197,938	1,079,354	1,156,588	1,161,213	0.4	4,736,743
Interest expense	763,443	758,239	695,957	626,619	633,273	645,751	2.0	2,844,258

Net revenue	454,442	483,327	501,981	452,735	523,315	515,462	(1.5)	1,892,485

Non-interest expenses:
Compensation and benefits	184,510	184,671	190,888	172,321	186,310	195,079	4.7	732,390
Commissions and floor brokerage	43,629	45,325	43,645	44,853	44,778	47,191	5.4	177,452
Information processing and communications	55,769	56,741	54,431	60,077	57,164	59,202	3.6	227,018
Occupancy and related depreciation	17,635	16,810	17,885	17,836	15,965	17,283	8.3	70,166
Business development expenses	6,572	5,981	6,807	7,695	6,992	7,272	4.0	27,055
Other	43,396	40,789	50,046	52,209	51,824	52,790	1.9	186,440

Total non-interest expenses	351,511	350,317	363,702	354,991	363,033	378,817	4.3	1,420,521

Income before income taxes	102,931	133,010	138,279	97,744	160,282	136,645	(14.7)	471,964
Income tax expense	31,498	35,304	34,137	23,770	52,808	40,852	(22.6)	124,709

Net income	71,433	97,706	104,142	73,974	107,474	95,793	(10.9)	347,255

Less: Net income (loss) attributable to noncontrolling interests	2,495	(681)	2,701	2,004	2,909	3,715	27.7	6,519

Net income attributable to NHI shareholders	68,938	98,387	101,441	71,970	104,565	92,078	(11.9)	340,736

	Yen						% Change	Yen
Per share of common stock:
Basic-
Net income attributable to NHI shareholders per share	23.33	33.30	34.32	24.35	35.19	31.34	(10.9)	115.30

Diluted-
Net income attributable to NHI shareholders per share	22.36	32.26	33.08	23.39	34.04	30.49	(10.4)	111.03

(2) Business Segment Information – Quarterly Comparatives

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen						% Change	Millions of yen
	For the three months ended							For the year ended
	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025(A)	September 30, 2025(B)	(B-A)/(A)	March 31, 2025
Net revenue

Business segment information:
Wealth Management	109,716	112,301	111,611	99,923	105,796	116,475	10.1	433,551
Investment Management	47,670	56,087	45,711	43,005	50,574	60,825	20.3	192,473
Wholesale	244,846	263,381	290,523	259,188	261,072	279,183	6.9	1,057,938
Banking	11,232	12,245	12,274	11,421	12,845	12,851	—	47,172

Subtotal	413,464	444,014	460,119	413,537	430,287	469,334	9.1	1,731,134
Other	39,739	42,545	41,244	39,372	93,160	44,366	(52.4)	162,900

Net revenue	453,203	486,559	501,363	452,909	523,447	513,700	(1.9)	1,894,034

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	1,239	(3,232)	618	(174)	(132)	1,762	—	(1,549)

Net revenue	454,442	483,327	501,981	452,735	523,315	515,462	(1.5)	1,892,485

Non-interest expenses (*1)

Business segment information:
Wealth Management	68,517	68,061	66,792	63,999	67,041	70,952	5.8	267,369
Investment Management	24,491	24,152	26,773	27,466	29,047	30,114	3.7	102,882
Wholesale	223,725	218,087	228,162	221,682	219,164	226,043	3.1	891,656
Banking	7,200	7,632	7,612	8,371	9,231	9,671	4.8	30,815

Subtotal	323,933	317,932	329,339	321,518	324,483	336,780	3.8	1,292,722
Other	27,578	32,385	34,363	33,473	38,550	42,037	9.0	127,799

Non-interest expenses	351,511	350,317	363,702	354,991	363,033	378,817	4.3	1,420,521

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—

Non-interest expenses	351,511	350,317	363,702	354,991	363,033	378,817	4.3	1,420,521

Income (loss) before income taxes

Business segment information:
Wealth Management	41,199	44,240	44,819	35,924	38,755	45,523	17.5	166,182
Investment Management	23,179	31,935	18,938	15,539	21,527	30,711	42.7	89,591
Wholesale	21,121	45,294	62,361	37,506	41,908	53,140	26.8	166,282
Banking	4,032	4,613	4,662	3,050	3,614	3,180	(12.0)	16,357

Subtotal	89,531	126,082	130,780	92,019	105,804	132,554	25.3	438,412
Other (*2)	12,161	10,160	6,881	5,899	54,610	2,329	(95.7)	35,101

Income (loss) before income taxes	101,692	136,242	137,661	97,918	160,414	134,883	(15.9)	473,513

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	1,239	(3,232)	618	(174)	(132)	1,762	—	(1,549)

Income (loss) before income taxes	102,931	133,010	138,279	97,744	160,282	136,645	(14.7)	471,964

(*1)	Includes primarily personnel expenses, occupancy, technology, and professional fees.
(*2)	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen						% Change	Millions of yen
	For the three months ended							For the year ended March 31, 2025
	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025(A)	September 30, 2025(B)	(B-A)/(A)
Net gain (loss) related to economic hedging transactions	(2,853)	1,826	(7,014)	2,232	1,067	(166)	—	(5,809)
Realized gain (loss) on investments in equity securities held for operating purposes	—	496	645	334	5	2,209	—	1,475
Equity in earnings of affiliates	14,800	11,551	15,200	9,670	12,321	12,448	1.0	51,221
Corporate items	5,519	(5,332)	(954)	(5,117)	(11,637)	(15,181)	—	(5,884)
Other	(5,305)	1,619	(996)	(1,220)	52,854	3,019	(94.3)	(5,902)

Total	12,161	10,160	6,881	5,899	54,610	2,329	(95.7)	35,101

Note) Prior period amounts have been reclassified to conform to the current year presentation.

(3)	Other

Quarterly financial information for Nomura Securities Co., Ltd. can be found at the following URL.

https://www.nomuraholdings.com/en/company/group/nsc/nsc/main/019/teaserItems3/0/linkList/0/link/2026_2q.pdf